February 7, 2019

Andrew H. Reich
Chief Financial Officer
Siebert Financial Corp.
120 Wall Street
New York, New York 10005

       Re: Siebert Financial Corp.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed April 13, 2018
           File No. 000-05703

Dear Mr. Reich:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services